EXHIBIT 99.1

For Immediate Release 22-45-TR	Date: July 21, 2022

Teck and Royal Ontario Museum Partner to Highlight Copper's Antimicrobial Benefits and Enhance Public Safety

Toronto, ON — Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) and Royal Ontario Museum (ROM), Canada’s world museum, today announced a partnership to outfit ROM with innovative antimicrobial copper surfaces and build awareness around the health benefits of copper. ROM is the first museum in Canada to incorporate antimicrobial copper, which continuously kills bacteria and reduces the spread of infection, to help create a safer environment for visitors and staff.

Through its Copper & Health program, Teck has donated $500,000 to ROM which is being used, in part, to outfit high-traffic areas with antimicrobial copper surfaces known as CuVerro Shield™ by Aereus Technologies. This installation will cover door handles, washroom stall latches and other high-touch surfaces to provide an added layer of protection to ensure the health and safety of all those who visit this landmark institution.

Funding will also go towards an interactive digital educational program to explain the health benefits of copper and illustrate the important role this natural resource plays today and for the low-carbon future. This initiative will become part of the curriculum-based programs at ROM.

Copper has unique antimicrobial properties and is proven effective in eliminating up to 99.9 per cent of harmful bacteria within two hours of contact. When installed in high-touch, high-traffic locations, copper can help reduce the spread of infectious disease.

Teck has long been a supporter of ROM. In 2007, the mining company donated $10 million to support the “Teck Suite of Galleries: Earth’s Treasures”, an endowed Chair in Earth Sciences, and an endowment to sustain the Canadian Mining Hall of Fame.

This ROM and Teck initiative is the latest in a series of contributions through Teck’s Copper & Health program to expand the use of antimicrobial copper which also includes partnerships with numerous B.C. hospitals, post-secondary educational institutions, Vancouver International Airport and on public transit in Vancouver and Toronto.

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Quotes:

Don Lindsay, President and CEO, Teck

“Teck is proud to build on our longstanding partnership with ROM to enhance public safety and increase awareness of copper’s important role in modern society. The installation of antimicrobial copper surfaces at the Royal Ontario Museum will provide an additional layer of protection for visitors to one of the top cultural institutions in North America.”

Josh Basseches, Director and CEO, Royal Ontario Museum
“With these new antimicrobial copper surfaces, ROM will become even safer. Plus, the new Teck-funded enhancements to our educational programs will empower visitors to learn more about copper, a versatile mineral central to everyday life.”

John Kearsey, President and CEO, ROM Governors

“This project is a wonderful example of what philanthropy enables. We are so pleased to partner with Teck to make ROM safer for visitors and offer a valuable educational experience that will undoubtedly open many minds to the many uses of copper.”

About Teck’s Copper & Health Program

Through its Copper & Health program, Teck has funded numerous initiatives across a range of industries and public facilities to help improve health and safety in high-traffic, high-touch areas through the installation of antimicrobial copper. Teck’s Copper & Health program has installed copper surfaces in a number of healthcare facilities, including Vancouver General Hospital and St. Paul’s Hospital, on public transit in partnership with TransLink and Toronto Transit Commission, and in schools through partnerships with BCIT, SFU and UBC. Teck is a proud member of CHAIR Canada, the Coalition for Community and Healthcare Acquired Infection Reduction (chaircanada.org).

There is no commercial benefit to Teck from the increased use of antimicrobial copper as the amount of metal needed is very small; the goal of the program is to improve health and safety for communities.

For more information about the role of antimicrobial copper, the Copper & Health program, and other examples of copper in action, please visit www.coppersaveslives.com

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About Royal Ontario Museum

Founded in 1914, the Royal Ontario Museum showcases art, culture and nature from around the world and across the ages. Among the top 10 cultural institutions in North America, Canada’s largest and most comprehensive museum is home to a world-class collection of 13 million artworks, cultural objects and natural history specimens. As the country’s preeminent field research institute and an international leader in new discoveries, ROM plays a vital role in advancing the understanding of the cultural and natural world.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

ROM Media Contact

media@rom.on.ca

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com